SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

26 December 2006

07020202

RECEIVED
2007 JAN -8 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 22 December 2006, Re: Silverstone Corporation Berhad - Resignation of Director and Managing Director for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

SUPPL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

PROCESSED
JAN 10 2007
THOMSON
FINANCIAL

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Change in Boardroom

Ownership transfer to **SILVERSTONE CORPORATION** on **22/12/2006 17:44:26**
Submitted by **SILVERSTONE CORPORATION** on **22/12/2006 17:48:10**
Reference No **SC-061222-5791E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

---

* Date of change	:	**23/12/2006**
* Type of change	:	**Resignation**
* Designation	:	**Director**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**PHANG WAI YEEN**
* Age	:	**52**
* Nationality	:	**Malaysian**
* Qualifications	:	**Bachelor of Science (Honours) degree in Mechanical Engineering from the Polytechnic of Central London (now known as Westminster University)**
* Working experience and occupation	:	**Mr Phang is an engineer by profession and has more than 25 years of experience in management, sales and marketing. He was appointed a Group Director of the Lion Group in 1996 and Executive Director of Silverstone Berhad, a public company which is the integrated tyre manufacturer located in Kamunting, Perak. He also sits on the Board of various companies in the Lion Group**
* Directorship of public companies (if any)	:	**Silverstone Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	-
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Direct shareholding of 1,252,824 ordinary shares of RM1.00 each in Silverstone Corporation Berhad**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

Mr Phang Wai Yeen also resigns as Managing Director of Silverstone Corporation Berhad effective from 23 December 2006.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

22 DEC 2006